Exhibit 99.2

AMERICAS GOLD AND SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2023
DATED MAY 15, 2023

Americas Gold and Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	4
Results of Operations	10
Summary of Quarterly Results	12
Liquidity	12
Capital Resources	14
Off-Balance Sheet Arrangements	15
Transactions with Related Parties	15
Risk Factors	15
Accounting Standards and Pronouncements	16
Financial Instruments	16
Capital Structure	16
Controls and Procedures	16
Technical Information	17
Non-GAAP and Other Financial Measures	17

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this “Forward-Looking Statements” section of this MD&A shall have the meaning ascribed to such term elsewhere in this MD&A.

Specific forward-looking statements in this MD&A include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; the Company’s testing work (and receipt of the results thereof), production, development plans and performance expectations at the Relief Canyon mine and its ability to operate, finance, develop and operate Relief Canyon, including the timing and conclusions of the technical studies, data compilation and analysis occurring at Relief Canyon and the potential for reassessment of the remaining carrying value of the Relief Canyon asset; statements regarding the Galena Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the high-grade Phase II extension exploration drilling program and expected results thereof and completion of the Galena hoist project on its expected schedule and updated budget, and the realization of the anticipated benefits therefrom; Company's Cosalá Operations, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; material uncertainties that may impact the Company’s liquidity in the short term;  changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention, and pension funding and valuation; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of the Company’s business; the Company’s dividend policy; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for the Galena Complex and Relief Canyon; the liquidity of the Company’s common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company's results of operations and financial condition; the Company’s dependence on the success of its Cosalá Operations, including the San Rafael project, the Galena Complex and the Relief Canyon mines, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; risks associated with any hedging activities of the Company; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this MD&A represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation constitutes management’s review of the Company’s financial and operating performance for the three months ended March 31, 2023, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated May 15, 2023 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2023 and 2022. The unaudited condensed interim consolidated financial statements for the three ended March 31, 2023 and 2022 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

In this report, the management of the Company presents operating highlights for the three months ended March 31, 2023 (“Q1-2023”) compared to the three months ended March 31, 2022 (“Q1-2022”) as well as comments on plans for the future. Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment.

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under “Non-GAAP and Other Financial Measures”.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See “Forward-Looking Statements” above for more information on forward-looking statements.

Overview

The Company is a precious metals producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, and is advancing technical studies at the Relief Canyon mine (“Relief Canyon”) in Nevada, USA following a suspension of mining activities in August 2021.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40% owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex with an initial contribution of $15 million to fund capital improvements. The goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine (the “Recapitalization Plan”).

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit and the El Cajón silver-copper deposit. These properties are located in close proximity to the Los Braceros processing plant. The Company restarted the Cosalá Operations in Q4-2021 following the signing of an accord with the SNM Union and witnessed by the Mexican Ministries of Economy, Interior and Labour on July 6, 2021. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

In Nevada, USA, the Company is advancing technical studies at the 100%-owned, Relief Canyon located in Pershing County. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit. The past-producing mine includes three historic open-pit mines, a newly-constructed crusher, ore conveying system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex with the Recapitalization Plan, as well as resolving technical challenges at Relief Canyon. The Company will continue exploring and evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q1-2023 Highlights

•
Revenue of $22.1 million for Q1-2023 representing a decrease of $4.3 million in revenue primarily due to lower realized metals prices during the period, and lower zinc and lead production at the Cosalá Operations and a 17-day maintenance shutdown.

•
A net loss of $10.5 million for Q1-2023, or an attributable loss of $0.05 per share representing an increase in net loss of $10.2 million compared to Q1-2022, primarily due to $4.3 million lower prices and lower net revenue, $4.3 million prior period gain on government loan forgiveness, and $1.3 million higher financing expense and lease accretion.

•
Consolidated attributable production of approximately 1.2 million ounces of silver equivalent[1], including 0.5 million ounces of silver, 7.2 million pounds of zinc and 5.5 million pounds of lead, with cost of sales of $11.43/oz silver equivalent produced[1], cash costs of $11.18/oz silver produced[1] and all-in sustaining costs of $16.87/oz silver produced[1] during the quarter.

•
Despite a large increase in silver production during the quarter, the Cosalá Operations was impacted by a 17-day maintenance shutdown of its tailings facility in February in order to perform remedial work on a decant tunnel.

•
The Galena hoist project remains on track to be completed and be fully operational by the end of Q2-2023. This improvement will support plans to increase production, improve operational flexibility, and improve operational economics due to the benefits of scaling production on the existing cost base.

•	Net cash generated from operating activities[1] improved by $3.5 million to $1.7 million during Q1-2023 compared to net cash used in operating activities of $1.8 million during Q1-2022.
•	The Company had a cash and cash equivalents balance of $3.4 million and working capital[1] deficit of $19.7 million as at March 31, 2023.

Q1-2023 continued to be challenging due to the decrease in precious and base metals prices as investors adjusted capital flows and allocations in response to heightened recession expectations, changes in global interest rates, potential bank closures in the United States, and the Russian invasion of the Ukraine, among other macroeconomic events. The market price of silver decreased by 16% to averaging $21.92 per ounce in March 2023 from a high of $26.18 per ounce in March 2022. The market prices of both zinc and lead also significantly decreased this period: zinc decreased from over $2/lb in March 2022 to averaging $1.34/lb in March 2023 (33% decrease), and lead prices decreased from over $1.10/lb in February 2022 to averaging $0.96/lb in March 2023 (13% decrease). The Company is dependant on precious and base metal prices for profitability and liquidity.

1 This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Cosalá Operations

The Cosalá Operations produced approximately 265,000 ounces of silver, 7.2 million pounds of zinc and 2.7 million pounds of lead in Q1-2023, compared to approximately 127,000 ounces of silver (109% increase in silver production), 9.6 million pounds of zinc and 3.9 million pounds of lead in Q1-2022, benefitting from more production from the higher-grade silver areas in the Upper Zone of the San Rafael mine.

Production at the Cosalá Operations during Q1-2023 was impacted by a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on a decant tunnel as part of the long-term environmental plan at the operations. This temporary shutdown allowed the San Rafael mine to rebuild stockpiles that had been drawn down in 2022 and allowed scheduled maintenance to be carried out at the Los Braceros mill, setting the operation up for a strong remainder of 2023.

Galena Complex

The Galena Complex produced approximately 391,000 ounces of silver and 4.7 million pounds of lead in Q1-2023, compared to approximately 289,000 ounces of silver (a 35% increase in silver production) and 4.1 million pounds of lead in Q1-2022. These increases highlight the initial benefit and further potential of increased production from the Galena Recapitalization Plan which is expected to be fully realized over the next few years.

The Company began mining the 3700 Level high-grade silver ore in mid-December 2022 and recently started development on the 4300 Level to access the Upper 360 Complex reserve area. The 4300 Level mining front will increase the number of producing stopes and boost production output to coincide with the completion of the Galena hoist. The Galena hoist project remains on track to be completed and be fully operational by the end of Q2-2023. Once it becomes fully operational, the Galena hoist will increase hoisting capacity at the Galena Complex, support plans to increase production and improve operational flexibility. Cash costs per ounce at the Galena Complex are also anticipated to decrease with the completion of the Galena replacement hoist as the benefits of scaling economies on the existing cost base with higher grade silver ore are realized.

The Galena Complex resumed mining operations following a tragic incident which resulted in the fatality of an underground miner on April 11, 2023.  The Company continues to work closely with the Mine Safety and Health Administration (MSHA) to investigate this incident.

Galena Exploration Update

A diamond drill was relocated during the first quarter to the 4900 Level, while development to the final planned drill station on the 5500 Level is completed, to drill the projected down dip extension of the 360 Complex. This drill is also targeting the Caladay Zone which has historically been underexplored and is located east of all existing production workings. Hole 49-626 encountered high-grade mineralization approximately 10 meters above the 5500 Level and approximately 350 meters east of the nearest development on the 5500 Level. This area contains no current mineral reserve or mineral resource and has potential to be a new high-grade zone production zone for the property.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

o	49-626: 650 g/t silver and 11.0% lead (1,054 g/t AgEq2) over 7.7 m3 including: 1,209 g/t silver and 16.3% lead (1,815 g/t AgEq) over 0.6 m including: 521 g/t silver and 6.4% lead (759 g/t AgEq) over 1.1 m including: 1,797 g/t silver and 27.5% lead (2,817 g/t AgEq) over 1.0 m including: 1,005 g/t silver and 25.1% lead (1,914 g/t AgEq) over 0.8 m
o	49-627: 203 g/t silver and 12.5% lead (653 g/t AgEq) over 1.8 m and: 335 g/t silver and 12.3% lead (777 g/t AgEq) over 0.9 m and: 185 g/t silver and 8.3% lead (484 g/t AgEq) over 1.3 m
and: 744 g/t silver and 35.8% lead (2,033 g/t AgEq) over 0.7 m

In addition to successful drilling from the 4900 Level testing the Caladay Zone and deep 360 Complex, the Company is also targeting the 360 Complex between modeled mineral reserve areas on the 4300 and 4900 Levels. Hole 46-324 provided impressive intercepts which corresponded with geological projections.

o	46-324: 400 g/t silver and 15.0% lead (942 g/t AgEq) over 1.1 m and: 299 g/t silver and 12.0% lead (731 g/t AgEq) over 7.3 m including: 415 g/t silver and 14.4% lead (934 g/t AgEq) over 1.1 m including: 521 g/t silver and 24.5% lead (1,404 g/t AgEq) over 1.1 m

A full table of the Company’s latest drill results can be found at:
https://americas-gold.com/site/assets/files/4297/dr20230404.pdf.

The Company’s latest consolidated mineral reserve and mineral resource statement can be found at:
https://americas-gold.com/site/assets/files/5151/reserves20230112.pdf.

Information contained on the Company’s website is not incorporated by reference herein and should not be considered part of this MD&A.

Relief Canyon Update

The Company is continuing efforts to resolve metallurgical challenges experienced at Relief Canyon. Relief Canyon suspended mining operations as of August 13, 2021 with approval by the Board of Directors. The Company continues leaching operations and working to improve recovery through ongoing technical studies and metallurgical test programs. These technical studies have not yet identified an economical path to resuming near-term production. The Company will reassess the status of the operation as the results of these efforts (and others) become available and the results are evaluated.

Other Items During Fiscal 2023

On May 17, 2021, the Company announced it had entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co. LLC, acting as the lead agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program for aggregate gross proceeds to the Company of up to $50.0 million. This agreement expired on February 28, 2023 and approximately 44.1 million common shares were sold pursuant to the ATM Agreement with an average price per common share of approximately $1.01 for gross proceeds of approximately $44.4 million.

2 AgEq for drilling results only were calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead and equivalent metallurgical recoveries were assumed for all metals (silver, lead and copper). Otherwise throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
3 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

On December 12, 2022, the Company amended its existing offtake agreement with Ocean Partners USA, Inc. for lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is being repaid through semi-monthly installments deductible from concentrate deliveries primarily and can be redrawn on a revolving basis. The Facility was drawn in full in February 2023.

On February 26, 2023, the Company amended its metals delivery agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the right to increase its advance payment by $2.75 million per calendar quarter or up to $11.0 million in aggregate during fiscal 2023 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement (2025+). The first calendar quarter advance of $2.75 million was drawn in March 2023 with further draws expected for subsequent quarters during fiscal 2023 as allowed under the amendment.

On March 31, 2023, the Company amended the existing promissory note to Sandstorm with the remaining principal of $2.5 million to be repaid in four equal instalments due June 30 and October 1, 2023, and July 1 and October 1, 2024, in addition to amending its interest rate to 8% per annum.

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Cosalá Operations and Galena Complex. The royalty reduces to 0.2% on attributable production from the Cosalá Operations and Galena Complex after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

2023 Guidance and 2024 Outlook

	2023 Guidance[1]	2024 Outlook[1]
Silver Production (oz)	2.2 - 2.6 Moz	3.5 - 4 Moz
Zinc Production (lb)	33 - 37 Mlb	23 - 27 Mlb
Lead Production (lb)	22 - 26 Mlb	18 - 22 Mlb
Copper Production (lb)	-	1.5 - 2 Mlb
Silver Equivalent Production (oz)	5.5 - 6 Moz	6.5 - 7 Moz
Cash Costs/Ag Oz Production ($/oz)	$8.00 - $9.00/oz
Capital Expenditures - Sustaining ($)	$9 - $10 M
Capital Expenditures - Discretionary ($)	$3 - $4 M
Exploration Drilling - Discretionary ($)	$3 - $4 M

1  Throughout this MD&A, guidance for 2023 and outlook for 2024 was based on production of the Cosalá Operations at 100% and the Galena Complex at 60% (40% owned by Sprott), and silver equivalent production for guidance and outlook was calculated based on $22.00/oz silver, $1.45/lb zinc, $1.00/lb lead, and $3.75/lb copper.

The Company’s production guidance for 2023 remains unchanged with consolidated attributable silver equivalent production expected to range between 5.5 to 6 million ounces and with consolidated attributable silver production expected to range between 2.2 and 2.6 million ounces.

The Company anticipates consolidated silver equivalent production to further increase in 2024 benefitting from a full year of the increased hoisting capacity following the completion of the Galena hoist and higher silver contribution from the Cosalá Operations. Consolidated silver equivalent production for 2024 is expected to range between 6.5 to 7 million ounces.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Consolidated Results and Developments

	Q1-2023	Q1-2022
Revenue ($ M)	$22.1	$26.4
Silver Produced (oz)[1]	499,677	300,316
Zinc Produced (lb)[1]	7,224,532	9,573,243
Lead Produced (lb)[1]	5,542,369	6,367,477
Total Silver Equivalent Produced ($/oz)[1,2]	1,183,125	1,274,470
Cost of Sales/Ag Eq Oz Produced ($/oz)[1,3]	$11.43	$10.26
Cash Costs/Ag Oz Produced ($/oz)[1,3]	$11.18	$(9.55)
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1,3]	$16.87	$(2.67)
Net Loss ($ M)	$(10.5)	$(0.3)
Comprehensive Income (Loss) ($ M)	$(11.1)	$2.8

1  Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).
2  Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
3  This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

Consolidated attributable silver production during Q1-2023 increased by 66% compared to the same period in Q1-2022. Consolidated attributable silver equivalent production during Q1-2023 decreased by 7% compared to Q1-2022. Despite the large increase in silver production, Q1-2023 production was impacted by a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on a decant tunnel as part of the long-term environmental plan at the operations. This temporary shutdown allowed the San Rafael mine to rebuild stockpiles that had been drawn down in 2022 and allowed scheduled maintenance to be carried out at the Los Braceros mill, setting the operation up for a strong remainder of 2023.

Revenue decreased by $4.3 million or 16% to $22.1 million for the three months ended March 31, 2023 from $26.4 million for the three months ended March 31, 2022. The decrease was primarily due to lower realized metals prices during the period and lower zinc and lead production at the Cosalá Operations from a 17-day maintenance shutdown. The average realized silver, zinc, and lead prices4 decreased by 6%, 18%, and 8%, respectively from Q1-2022 to Q1-2023. The average realized silver price of $22.56/oz. for Q1-2023 (Q1-2022 – $23.90/oz.) is comparable to the average London silver spot price of $22.56/oz. for Q1-2023 (Q1-2022 – $23.94/oz.).

The Company recorded a net loss of $10.5 million for the three months ended March 31, 2023 compared to a net loss of $0.3 million for the three months ended March 31, 2022. The increase in net loss was primarily attributable to lower prices and lower net revenue, higher cost of sales, higher interest and financing expense, higher foreign exchange loss, and prior period gain on government loan forgiveness, offset in part by lower depletion and amortization, lower corporate general and administrative expenses, and lower exploration costs. These variances are further discussed in the following sections.

4 These are supplementary or non-GAAP financial measures or ratios. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Cosalá Operations

	Q1-2023	Q1-2022
Tonnes Milled	126,281	140,592
Silver Grade (g/t)	90	52
Zinc Grade (%)	3.27	3.96
Lead Grade (%)	1.38	1.78
Silver Recovery (%)	72.6	53.9
Zinc Recovery (%)	79.3	78.1
Lead Recovery (%)	70.9	70.1
Silver Produced (oz)	265,121	126,767
Zinc Produced (lb)	7,224,532	9,573,243
Lead Produced (lb)	2,716,797	3,878,247
Total Silver Equivalent Produced ($/oz)[1,2]	827,568	990,200
Silver Sold (oz)	238,199	123,277
Zinc Sold (lb)	7,042,978	9,148,830
Lead Sold (lb)	2,612,243	3,764,955
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$9.16	$7.94
Cash Costs/Ag Oz Produced ($/oz)[2]	$4.61	$(48.86)
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$9.52	$(42.51)

1  Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
2  This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

The Cosalá Operations benefitted from more production from the higher-grade silver areas in the Upper Zone of the San Rafael mine producing an 109% increase in silver production compared to Q1-2022, though with lower production of zinc and lead due to lower base metal grades associated with that area of the mine.

Production at the Cosalá Operations during Q1-2023 was impacted by a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on the decant tunnel as part of the long-term environmental plan at the operations. This temporary shutdown allowed the San Rafael mine to rebuild stockpiles that had been drawn down in 2022 and allowed scheduled maintenance to be carried out at the Los Braceros mill, setting the operation up for a strong remainder of 2023.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Galena Complex

	Q1-2023	Q1-2022
Tonnes Milled	31,201	29,800
Silver Grade (g/t)	400	311
Lead Grade (%)	7.30	6.66
Silver Recovery (%)	97.5	97.2
Lead Recovery (%)	93.8	94.9
Silver Produced (oz)	390,927	289,249
Lead Produced (lb)	4,709,287	4,148,717
Total Silver Equivalent Produced ($/oz)[1,2]	592,595	473,783
Silver Sold (oz)	400,400	304,897
Lead Sold (lb)	4,639,219	4,420,752
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$16.70	$18.35
Cash Costs/Ag Oz Produced ($/oz)[2]	$18.59	$19.17
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$25.18	$26.44
All-In Sustaining Costs with Galena
Recapitalization Plan/Ag Oz Produced ($/oz)[2]	$31.74	$31.79

1  Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
2  This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

The Galena Complex increased silver production by over 35% in Q1-2023, producing approximately 391,000 ounces of silver and 4.7 million pounds of lead. These increases highlight the initial benefit to production from the Galena Recapitalization Plan which is expected to be fully realized over the next few years.

The Company began mining the 3700 Level high-grade silver ore in mid-December 2022 and recently started development on the 4300 Level to access the Upper 360 Complex reserve area. The 4300 Level mining front will increase the number of producing stopes and boost production output to coincide with the completion of the Galena hoist. The Galena hoist project remains on track to be completed and be fully operational by the end of Q2-2023. Once it becomes fully operational, the Galena hoist will increase hoisting capacity at the Galena Complex, support plans to increase production and improve operational flexibility. Cash costs per ounce at the Galena Complex are also anticipated to decrease with the completion of the Galena replacement hoist as the benefits of scaling economies on the existing cost base with higher grade silver ore are realized.

Results of Operations

Analysis of the three months ended March 31, 2023 vs. the three months ended March 31, 2022

The Company recorded a net loss of $10.5 million for the three months ended March 31, 2023 compared to a net loss of $0.3 million for the three months ended March 31, 2022. The increase in net loss was primarily attributable to lower prices and net revenue ($4.3 million), higher cost of sales ($1.2 million), higher interest and financing expense ($1.3 million), higher foreign exchange loss ($1.2 million), and prior period gain on government loan forgiveness ($4.3 million), offset in part by lower depletion and amortization ($0.7 million), each of which are described in more detail below.

Revenue decreased by $4.3 million to $22.1 million for the three months ended March 31, 2023 from $26.4 million for the three months ended March 31, 2022. The decrease was primarily due to $5.1 million decrease in revenue from the Cosalá Operations from lower realized metals prices during the period and lower zinc and lead production from a 17-day maintenance shutdown, offset by $0.7 million increase in revenue from the Galena Complex from higher silver and lead production during the period.

Page | 10

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Cost of sales increased by $1.2 million to $17.8 million for the three months ended March 31, 2023 from $16.6 million for the three months ended March 31, 2022. The increase was primarily due to $1.2 million increase in cost of sales from the Galena Complex due to increase in operating costs.

Depletion and amortization decreased by $0.7 million to $5.1 million for the three months ended March 31, 2023 from $5.8 million for the three months ended March 31, 2022. The decrease was primarily due to $0.8 million decrease in depletion and amortization from the Relief Canyon mine following write down of its net asset carrying amount in fiscal 2022.

Interest and financing expense increased by $1.3 million mainly due to higher financing expense and lease accretion recognized during the period.

Foreign exchange loss increased by $1.2 million to a $0.5 million loss for the three months ended March 31, 2023 from a $0.7 million gain for the three months ended March 31, 2022 mainly due to material changes in foreign exchange rates during the period impacting valuation of non-functional currency instruments from the Company’s Canadian subsidiaries.

Gain on government loan forgiveness of $4.3 million was recorded during fiscal 2022 as forgiveness of the Company’s loan through the Paycheck Protection Program from the U.S. CARES Act was confirmed during the period.

Page | 11

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with March 31, 2023.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2023	2022	2022	2022	2022	2021 [1,5]	2021 [1,5]	2021 [1,5]
Revenue ($ M)	$22.1	$20.3	$18.3	$20.0	$26.4	$14.2	$10.9	$9.5
Net Loss ($ M)	(10.5)	(11.0)	(24.6)	(9.3)	(0.3)	(32.4)	(18.6)	(17.8)
Comprehensive Income (Loss) ($ M)	(11.1)	(14.3)	(20.1)	(7.0)	2.8	(34.9)	(19.1)	(18.7)

Silver Produced (oz)[2]	499,677	377,353	331,304	299,228	300,316	61,001	-	-
Zinc Produced (lb)[2]	7,224,532	10,369,679	9,434,924	9,941,949	9,573,243	4,164,185	-	-
Lead Produced (lb)[2]	5,542,369	5,926,134	5,865,288	6,447,775	6,367,477	1,672,806	-	-
Cost of Sales/Ag Eq Oz Produced ($/oz)[2,3,4]	$11.43	$9.20	$10.33	$9.76	$10.26	$7.47	-	-
Cash Costs/Ag Oz Produced ($/oz)[2,3,4]	$11.18	$3.62	$10.01	$(2.72)	$(9.55)	$(18.53)	-	-
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2,3,4]	$16.87	$14.89	$18.66	$5.37	$(2.67)	$(14.67)	-	-

Current Assets (qtr. end) ($ M)	$25.3	$25.4	$19.3	$29.1	$29.0	$23.5	$28.3	$29.4
Current Liabilities (qtr. end) ($ M)	45.0	42.1	36.0	38.1	33.5	45.6	38.2	39.0
Working Capital (qtr. end) ($ M)	(19.7)	(16.7)	(16.7)	(9.0)	(4.5)	(22.1)	(9.9)	(9.6)

Total Assets (qtr. end) ($ M)	$192.0	$190.8	$186.5	$209.4	$215.8	$213.4	$205.5	$207.7
Total Liabilities (qtr. end) ($ M)	100.1	92.2	81.0	90.2	93.7	109.6	80.8	83.3
Total Equity (qtr. end) ($ M)	91.9	98.6	105.5	119.2	122.1	103.8	124.7	124.4

1   Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.
2   Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).
3   Costs per ounce measurements during Q4-2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this MD&A, all other production results from the Cosalá Operations during Q4-2021 were determined based on total production during the period.
4   This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
5   Certain fiscal 2021 amounts were adjusted through changes in accounting policies. See “Accounting Standards and Pronouncements” section for further information.

Liquidity

The change in cash since December 31, 2022 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2022	$2.0
Cash used in operations	(0.1)
Expenditures on property, plant and equipment	(5.8)
Lease payments	(0.6)
At-the-market offering	2.3
Pre-payment facility	2.2
Metals contract liability	0.4
Contribution from non-controlling interests	1.3
Decrease in trade and other receivables	1.9
Change in inventories	(1.7)
Change in prepaid expenses	0.5
Change in trade and other payables	1.0
Closing cash balance as at March 31, 2023	$3.4

The Company’s cash and cash equivalents balance increased from $2.0 million to $3.4 million since December 31, 2022 with a working capital deficit of $19.7 million mainly due net proceeds received from the at-the-market offering, pre-payment facility, and contribution from non-controlling interests. This increase was offset by expenditures of property, plant and equipment (including the Galena hoist project). Current liabilities as at March 31, 2023 were $45.0 million which is $2.9 million higher than at December 31, 2022, principally due to net proceeds received from the outstanding pre-payment facility.

Page | 12

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company’s operating mines, the Galena Complex Recapitalization Plan, the timing of the hoist installation and the expected increase in hoisting capacity. At March 31, 2023, the Company does not have sufficient liquidity on hand to fund its expected operations for the next twelve months and will require further financing to meet its financial obligations and execute on its planned operations. Since 2020 to year-to-date 2023, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, and registered shelf prospectuses. The Company issued an aggregate of $25.75 million CAD in convertible debentures, raised an aggregate of $44.4 million through an at-the-market equity offering on the New York Stock Exchange American to fund the Company’s planned operations, amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $11.0 million during fiscal 2023 to satisfy current gold delivery obligations with draws expected during each quarter of fiscal 2023 as allowed under the amendment, entered into a pre-payment facility, restructured a promissory note, and believes it will be able to raise additional financing as needed.  In the longer term, as the Cosalá Operations sustain full production, the Galena hoist project is finalized on the currently anticipated timing and budget and the Galena Complex is optimized on our current plans, and the outlook for silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations. However, additional impairments to the carrying value of the Company’s mining interests and property and equipment may also be required depending on ongoing technical studies at Relief Canyon, or if precious and/or base metal prices decrease from their current levels.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company received confirmation via letters from the U.S. Internal Revenue Service that $5.3 million in refunds were approved through the Employee Retention Credit from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. $3.5 million in refunds was received in January 2023 with the remaining $1.8 million received in April 2023.

Page | 13

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 14 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2022). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.9 million per year for each of the next 5 years (excluding fiscal 2022 funding requirements paid in January 2023), with approximately $0.2 million funded during fiscal 2023 (as of May 15, 2023). Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q1-2023 and adjusted by approximately $0.4 million as a result of unrealized gains on returns net of decreases to interest rates set by central banks and governments globally. The Company expects to continue to review the pension valuation quarterly.

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $5.8 million during the three months ended March 31, 2023 (2022: $3.5 million). Money was spent on purchase of property, plant and equipment mostly associated with the Galena Complex Recapitalization Plan.

Page | 14

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

The following table sets out the Company’s contractual obligations as of March 31, 2023:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$27,711	$27,711	$-	$-	$-
Pre-payment facility	2,250	$2,250	-	-	-
Promissory note	2,500	1,250	1,250	-	-
Interest on promissory note	184	147	37	-	-
RoyCap convertible debenture	12,636	-	12,636	-	-
Interest on RoyCap convertible debenture	1,302	1,204	98	-	-
Government loan	222	222	-	-	-
Metals contract liability	34,123	12,236	21,887	-	-
Projected pension contributions	5,196	930	1,709	1,836	721
Decommissioning provision	20,155	-	-	-	20,155
Other long-term liabilities	1,765	-	741	456	568
Total	$108,044	$45,950	$38,358	$2,292	$21,444

1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 19 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023.

2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the three months ended March 31, 2023.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 30, 2023 or the Company’s MD&A for the year ended December 31, 2022 dated March 15, 2023. Any of these risk elements could have material adverse effects on the business of the Company. See note 24 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2022 and note 19 – Financial risk management of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023 and 2022.

The Company’s condensed interim consolidated financial statements for the three months ended March 31, 2023 and 2022 contain going concern disclosure

The Company’s condensed interim consolidated financial statements for the three months ended March 31, 2023 and 2022 contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional  capital,  achieve  sustainable  revenues  and  profitable  operations,  and  obtain  the  necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability  to  carry  out and implement  planned  business objectives and  strategies will  be significantly delayed, limited or may not occur. These circumstances cast substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Page | 15

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

The Company adopted amendments to IAS 12 - Income Taxes requiring companies to recognize deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences on initial recognition. The amendments were effective for accounting periods beginning on or after January 1, 2023 and adoption did not have a material impact on the Company’s financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at March 31, 2023, the Company does not have any non-hedge foreign exchange or commodity forward contracts outstanding.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at March 31, 2023, there were 209,004,009 common shares and nil preferred shares issued and outstanding.

As at May 15, 2023, there were 211,428,158 common shares and nil preferred shares issued and outstanding, and 16,270,000 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 1,275,792.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2023, the Company’s CEO and CFO have certified that the DC&P are effective and that during the period ended March 31, 2023, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Page | 16

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. Mr. Dell is a "qualified person" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company’s consolidated financial statements, which are presented in accordance with IFRS, including the following:

•	average realized silver, zinc and lead prices;
•	cost of sales/Ag Eq oz produced;
•	cash costs/Ag oz produced;
•	all-in sustaining costs/Ag oz produced;
•	net cash generated from operating activities;
•	working capital; and
•	silver equivalent production (Ag Eq).
Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

Page | 17

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Reconciliation of Average Realized Silver, Zinc and Lead Prices
	Q1-2023	Q1-2022
Gross silver sales revenue ('000)	$14,406	$10,247
Payable metals and fixed pricing adjustments ('000)	1	(15)
Payable silver sales revenue ('000)	$14,407	$10,232
Divided by silver sold (oz)	638,599	428,174
Average realized silver price ($/oz)	$22.56	$23.90

	Q1-2023	Q1-2022
Gross zinc sales revenue ('000)	$9,955	$15,600
Payable metals and fixed pricing adjustments ('000)	9	13
Payable zinc sales revenue ('000)	$9,964	$15,613
Divided by zinc sold (lb)	7,042,978	9,148,830
Average realized zinc price ($/lb)	$1.41	$1.71

	Q1-2023	Q1-2022
Gross lead sales revenue ('000)	$6,997	$8,666
Payable metals and fixed pricing adjustments ('000)	7	(7)
Payable lead sales revenue ('000)	$7,004	$8,659
Divided by lead sold (lb)	7,251,462	8,185,707
Average realized lead price ($/lb)	$0.97	$1.06

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced[1]
	Q1-2023	Q1-2022
Cost of sales ('000)	$17,479	$16,554
Less non-controlling interests portion ('000)	(3,959)	(3,478)
Attributable cost of sales ('000)	$13,520	$13,076
Divided by silver equivalent produced (oz)	1,183,125	1,274,470
Cost of sales/Ag Eq oz produced ($/oz)	$11.43	$10.26

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	Q1-2023	Q1-2022
Cost of sales ('000)	$7,582	$7,859
Divided by silver equivalent produced (oz)	827,568	990,200
Cost of sales/Ag Eq oz produced ($/oz)	$9.16	$7.94

Page | 18

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	Q1-2023	Q1-2022
Cost of sales ('000)	$9,897	$8,695
Divided by silver equivalent produced (oz)	592,595	473,783
Cost of sales/Ag Eq oz produced ($/oz)	$16.70	$18.35

1  Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures “Cash Costs” and “Cash Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	Q1-2023	Q1-2022
Cost of sales ('000)	$17,479	$16,554
Less non-controlling interests portion ('000)	(3,959)	(3,478)
Attributable cost of sales ('000)	13,520	13,076
Non-cash costs ('000)	279	(1,796)
Direct mining costs ('000)	$13,799	$11,280
Smelting, refining and royalty expenses ('000)	5,242	5,627
Less by-product credits ('000)	(13,457)	(19,775)
Cash costs ('000)	$5,584	$(2,868)
Divided by silver produced (oz)	499,677	300,316
Cash costs/Ag oz produced ($/oz)	$11.18	$(9.55)

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q1-2023	Q1-2022
Cost of sales ('000)	$7,582	$7,859
Non-cash costs ('000)	292	(1,441)
Direct mining costs ('000)	$7,874	$6,418
Smelting, refining and royalty expenses ('000)	4,188	4,699
Less by-product credits ('000)	(10,839)	(17,311)
Cash costs ('000)	$1,223	$(6,194)
Divided by silver produced (oz)	265,121	126,767
Cash costs/Ag oz produced ($/oz)	$4.61	$(48.86)

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q1-2023	Q1-2022
Cost of sales ('000)	$9,897	$8,695
Non-cash costs ('000)	(21)	(592)
Direct mining costs ('000)	$9,876	$8,103
Smelting, refining and royalty expenses ('000)	1,757	1,547
Less by-product credits ('000)	(4,364)	(4,106)
Cash costs ('000)	$7,269	$5,544
Divided by silver produced (oz)	390,927	289,249
Cash costs/Ag oz produced ($/oz)	$18.59	$19.17

1   Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures “All-In Sustaining Costs” and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all development, capital expenditures, and exploration spending, excluding costs related to the Galena Recapitalization Plan implementation.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced[1]
	Q1-2023	Q1-2022
Cash costs ('000)	$5,584	$(2,868)
Capital expenditures ('000)	2,419	1,623
Exploration costs ('000)	427	444
All-in sustaining costs ('000)	$8,430	$(801)
Divided by silver produced (oz)	499,677	300,316
All-in sustaining costs/Ag oz produced ($/oz)	$16.87	$(2.67)

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q1-2023	Q1-2022
Cash costs ('000)	$1,223	$(6,194)
Capital expenditures ('000)	1,183	371
Exploration costs ('000)	119	434
All-in sustaining costs ('000)	$2,525	$(5,389)
Divided by silver produced (oz)	265,121	126,767
All-in sustaining costs/Ag oz produced ($/oz)	$9.52	$(42.51)

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q1-2023	Q1-2022
Cash costs ('000)	$7,269	$5,544
Capital expenditures ('000)	2,060	2,086
Exploration costs ('000)	514	17
All-in sustaining costs ('000)	$9,843	$7,647
Galena Complex Recapitalization Plan costs ('000)	2,565	1,547
All-in sustaining costs with Galena Recapitalization Plan ('000)	$12,408	$9,194
Divided by silver produced (oz)	390,927	289,249
All-in sustaining costs/Ag oz produced ($/oz)	$25.18	$26.44
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$31.74	$31.79

1   Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

Net Cash Generated from Operating Activities

The Company uses the financial measure “net cash generated from operating activities” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	Q1-2023	Q1-2022
Cash generated from (used in) operating activities ('000)	$(92)	$6,449
Changes in non-cash working capital items ('000)	1,752	(8,272)
Net cash generated from (used in) operating activities ('000)	$1,660	$(1,823)

Working Capital

The Company uses the financial measure “working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q1-2023	Q1-2022
Current Assets ('000)	$25,305	$28,974
Less current liabilities ('000)	(45,039)	(33,540)
Working capital ('000)	$(19,734)	$(4,566)

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2023

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

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